EXHIBIT 10.2

NINTH AMENDMENT
TO
AMENDED AND RESTATED PRIVATE LABEL
CREDIT CARD PROGRAM AGREEMENT

This Ninth Amendment to Amended and Restated Private Label Credit Card Program Agreement ("Ninth Amendment") is entered into as of the 27th day of October, 2011 (the "Ninth Amendment Effective Date") by and among Stage Stores, Inc., a Nevada corporation ("SSI"), Specialty Retailers, Inc., a Texas corporation ("SRI"), and Specialty Retailers (TX) LLC, a Texas limited liability company ("SRTX"), all with their principal offices at 10201 Main Street, Houston, Texas 77025 (such three (3) parties hereinafter being referred to collectively as "Stage"), and World Financial Network Bank, a Delaware state bank headquartered at Delaware Corporate Center I, One Righter Parkway, Suite 100 in Wilmington, Delaware 19803 ("WFNB" or "Bank") and successor by conversion to World Financial Network National Bank, a national bank (the "Conversion" and "WFNNB"). SSI, SRI, SRTX, and Bank are collectively referred to in this Ninth Amendment as the "Parties."

R E C I T A L S:

WHEREAS, SSI, SRI, and WFNNB entered into an Amended and Restated Private Label Credit Card Program Agreement dated as of March 5, 2004, as amended (the "Agreement"), pursuant to which WFNNB issued, and WFNB now issues, private label credit card Accounts which allow Customers of Stage to purchase goods and/or services from Stage; and

WHEREAS, the Parties now desire to amend the Agreement to add SRTX as a Party to it and to amend certain terms of the Agreement related thereto; and

WHEREAS, on August 1, 2011, WFNB was incorporated in the State of Delaware for the purpose, among others, of continuing WFNNB by conversion to WFNB; and

WHEREAS, on August 1, 2011, WFNNB filed a Certificate of Conversion with the Delaware Secretary of State to convert to WFNB under Section 786 of Title 5 of the Delaware Code and the General Corporation Law of the State of Delaware effective that date; and

WHEREAS, the Parties now also desire to amend the Agreement to amend certain terms of the Agreement, including but not limited to as a result of the Conversion.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:

1.   SRTX is hereby added as a Party to the Agreement.

2.   Definitions; References. Each term used herein which is not defined herein shall have the meaning assigned to such term in the Agreement. Each reference to "hereof", "hereunder", "herein" and "hereby" and each other similar reference and each reference to "the Agreement" and each other similar reference contained in the Agreement shall from and after the date hereof refer to the Agreement amended hereby.

3.   Section 1.1 Certain Definitions. The definition of "Account" last amended by the Sixth Amendment to the Agreement is hereby deleted in its entirety and replaced with the following:

> "Account" shall mean an individual open-end revolving line of credit established by Bank for a Customer pursuant to the terms of a Credit Card Agreement, whether bearing the brand name Stage, Palais Royal, Goody's, Bealls, Peebles or Steele's (unless, as to Peebles Accounts or Steele's Accounts, otherwise specifically noted herein). **Provided, however**, that Bank's obligation to issue Steele's Accounts is contingent on Stage completing those tasks identified by Bank as necessary to launch Steele's Accounts (and in a timely manner). See also Schedule 14 regarding Steele's Accounts.

> "Steele's" Definitions:

> "Steele's Accounts" shall mean those Accounts that bear the Steele's name, which can be used to make Purchases of Goods and/or Services sold by the Steele's line-of-business. Conversely, "non-Steele's Accounts" are any Accounts other than Steele's Accounts.

> "Steele's Stores" shall mean those Stage Stores that operate under the "Steele's" name. Conversely, "non-Steele's Stores" are any Stage Stores other than Steele's Stores.

4.   Section 2.4. The second to last sentence of Section 2.4, last amended by the Sixth Amendment to the Agreement, is hereby deleted in its entirety and replaced with the following:

> "Six (6) separate designs shall be used for each form (Stage, Bealls, Palais Royal, Goody's, Steele's, and Peebles) and up to 27 marketing graphics shall be supported by Bank without additional cost."

5.   Section 3.6(d). Section 3.6(d) of the Agreement is deleted in its entirety and replaced with a new Section 3.6(d), which reads as follows:

"(d) The Parties agree to the provisions set forth in Schedule 3.6(d)."

6.   Section 14 Steele's Accounts. A new Section 14 "Steele's Accounts and Related Matters" is hereby added to the Agreement and shall provide as follows:

"Section 14 Steele's Accounts and Related Matters

The Parties agree to the provisions set forth in Schedule 14".

7.   For purposes of, and with respect to, the Agreement, all amendments to the Agreement, all addenda to the Agreement, and any letter agreements related to the Agreement, all of the following provisions shall apply:

(a) WFNB shall be considered the same business and Party as WFNNB.

(b) Any and all references to WFNNB or to Bank, whether executed or taking effect before or after the Conversion, shall be interpreted as and considered to be a reference to WFNB.

(c) The Agreement, all amendments to the Agreement, all addenda to the Agreement, and any letter agreements related to the Agreement shall be binding upon, and enforceable against, WFNB by the other Parties; and, vice-versa, against the other Parties by WFNB.

(d) All rights of Stage, SRI and SRTX shall be preserved unimpaired and all debts, liabilities and duties of WFNNB to Stage, SRI and SRTX shall be enforceable against WFNB to the same extent as if those debts, liabilities and duties had originally been incurred or contracted by WFNB.

Likewise, all rights of WFNNB shall be preserved unimpaired and all debts, liabilities and duties of Stage, SRI and SRTX to WFNNB shall be enforceable by WFNB to the same extent as if those debts, liabilities and duties had originally been owed to WFNB.

(e) The Conversion shall not affect any obligations or liabilities of WFNNB to Stage, SRI and SRTX incurred prior to the Conversion (which are now borne by WFNB). Likewise, the Conversion shall not affect any rights of WFNNB (which are now those of WFNB) nor affect any obligations or liabilities of the non-WFNNB/WFNB Parties, which obligations and liabilities are now owed to WFNB.

8.   Section 10.7 Notices. Section 10.7 of the Agreement is deleted in its entirety and replaced with a new Section 10.7 Notices, which reads as follows:

3

"10.7 <u>Notices</u>. All communications and notices pursuant hereto to a party shall be in writing and addressed or delivered to it at its address shown below, or at such other address as may be designated by it by notice to the other parties, and shall be deemed given when delivered by hand, or two (2) Business Days after being mailed (with postage prepaid) or when received by receipted courier service:

If to Bank:	If to SSI, SRI or SRTX:
One Righter Parkway, Suite 100	10201 Main Street
Wilmington, DE 19803	Houston, TX 77025
	Attn.: Chief Financial Officer
With a Copy to:	With a Copy to:
ADS Alliance Data Systems, Inc.	Scott Woods, SVP Legal &
3100 Easton Square Place	Risk Management
Columbus, OH 43219	
Attn: General Counsel, Retail	

9.	<u>Section 10. 9 Governing Law</u>. Section 10.9 of the Agreement is deleted in its entirety and replaced with a new Section 10.9, which reads as follows:

"10.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the dictates of Delaware conflicts of laws. The Parties further agree that all amendments to the Agreement, all addenda to the Agreement, and any letter agreements related to the Agreement shall also be governed by and construed in accordance with the laws of the State of Delaware, regardless of the dictates of Delaware conflicts of laws.

10.	<u>Governing Law</u>. This Ninth Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the dictates of Delaware conflicts of laws.

11.	<u>Counterparts; Effectiveness</u>. This Ninth Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of such counterparts shall together constitute one and the same instrument. The provisions included in this Ninth Amendment shall be effective as of the Ninth Amendment Effective Date.

12.	<u>Entire Agreement</u>. Except as specifically amended and supplemented by this Ninth Amendment, the Agreement, all amendments to the Agreement, all addenda to the Agreement and any letter agreements related to the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the Parties have caused this Ninth Amendment to be executed by their duly authorized officers as of the Ninth Amendment Effective Date.

WORLD FINANCIAL NETWORK BANK   **STAGE STORES, INC.**

By: /s/ John J. Coane   By: /s/ Richard E. Stasyszen

Name: John J. Coane   Name: Richard E. Stasyszen
        Printed   Printed

Title: Vice President & Chief Financial Officer   Title: Senior Vice President – Finance & Controller

SPECIALITY REALTORS (TX) LLC   **SPECIALTY RETAILERS, INC.**

By: /s/ Richard E. Stasyszen   By: /s/ Richard E. Stasyszen

Name: Richard E. Stasyszen   Name: Richard E. Stasyszen
        Printed   Printed

Title: Manager   Title: Senior Vice President – Finance & Controller

5

Schedule 3.6(d)
Certain Cardholder Terms and Conditions

(d) (i) Subject to Applicable Law and the terms and conditions set forth in the Credit Card Agreement, Bank shall charge each Cardholder a finance charge on the unpaid balance in their Account at an annual percentage rate equal to the Prime Rate plus 21.74% (Prime Rate plus 23.74% for Steele's Accounts); a $1.00 minimum finance charge ($2.00 for Steele's Accounts); late fees up to $25.00 (up to $35.00 for Steele's Accounts); and returned check fees equal to $30 for all Accounts. Bank will not impose an over limit fee. The minimum payment on all Accounts shall be the greater of 1/15th of the balance or $20.00, rounded to the nearest $1.00 increment. Bank will not impose finance charges on Regular Revolving Purchases in any billing period in which payments received and credits issued by the payment due date, which will be twenty-five (25) days after the statement closing date, equals or exceeds the previous balance. Provided a required Cardholder payment is received on, before, or one day after the due date, Bank will not assess late fees.

(ii) Bank may make any changes in the terms of the Credit Card Agreement at any time as required by Applicable Law or safety and soundness considerations or on an individual Account by Account basis in connection with its servicing of the Accounts. With respect to any other changes in terms affecting the APR, imposition of finance charges, and/or fees charged by Bank as set forth above Bank will, prior to making any changes, review and discuss such changes with Stage in order to maximize the potential of the Plan and mutually benefit Stage and Bank, and will not make such changes without Stage's prior written consent unless required by Applicable Law or for Bank's safety and soundness.

(iii) Bank shall determine the fees associated with Bank's provision of services to the Cardholders in connection with the Accounts in accordance with industry practices, including electronic payments, payments by phone, requests for excessive research (i.e. multiple statement copies), copies of payments and Charge Slips.

(iv) With respect to Steele's Accounts, those Cardholder rates and fees referenced in (i) above shall be subject to change as described in greater detail in Schedule 14, in addition to any other provisions related to change set forth elsewhere in this Schedule 3.6 (d).

Schedule 14
Steele's Accounts and Related Matters

General

Stage has decided to conduct a test (or pilot) of a new line-of-business, known as Steele's. Stage intends to open approximately [****] Steele's Stores between the Ninth Amendment Effective Date and [****] (the "Steele's Test Period") and gage performance of such stores.

The Parties agree that the Steele's Stores shall participate in the Plan during the Steele's Test Period (plus any reasonable wind-down time needed, as described below, if the Parties do not agree to extend the Steele's Stores inclusion in the Plan). During the Steele's Stores participation, except as specifically and expressly provided for otherwise in this Schedule 14 and and/or elsewhere in this Agreement, participation by the Steele's Stores line-of-business shall be the same as the participation by the other Stage lines-of-business. By way of example and not limitation, while credit approval and credit limit assignments for Steele's Accounts might not be identical to those of any one or more other Stage Accounts, they shall be determined by Bank in a manner consistent with Bank's general credit criteria policies and procedures applied to other Stage Accounts.

On the earlier of (i) [****], or (ii) the date the [****] Steele's Store is opened, whether based on opening a new store or converting another Stage Store into a Steele's Store, the Parties shall discuss in good faith the issue of whether to include the Steele's line-of-business in the Plan beyond the Steele's Test Period (or any post Steele's Test Period wind down period, as applicable), and if so under what terms and conditions.

By way of clarification, "under what terms and conditions", as used in this Schedule 14, refers to issues such as, but not limited to: cross shopping, inclusion of Steele's Accounts as Stage Accounts for purposes of calculations under Schedule 1.1, Cardholder rates and fees, and applicable Discount Rates (including adjustment formulas). The Parties agree that such issues are best addressed once more is known about performance issues related to the Steele's Accounts, such as, but not limited to: average Purchase Price, average Accounts Receivable, late payment patterns, revolve rates, return/credit patterns, chargeback frequency, delinquencies, and write-offs, etc.

Specific

Notwithstanding anything to the contrary set forth elsewhere in this Agreement, the following provisions of this Schedule 14 shall govern with respect to the Steele's Stores line-of-business during their participation in the Plan.

(a) The Parties recognize and agree that one (but by no means the only) feature of Steele's Accounts not being treated as Peebles Accounts is that Steele's Accounts shall

be included in the non-Peebles Accounts calculations under Schedule 1.1, with regard to adjusted Discount Rates (i.e., just as would be the case if Stage opened a new Bealls store). However, with regard to reporting, Bank will provide to Stage one report that includes Steele's Accounts in such calculations and one report that excludes Steele's Accounts from such calculations.

(b)   Steele's Accounts cannot be used to make Purchases from any non-Steele's Stores or from any other non-Steele sales channels, unless and until (i) SRI in its sole discretion determines otherwise, and (ii) SRI provides Bank with sufficient prior written notice of such decision to allow Bank to take any actions needed to accommodate SRI's decision.

(c)   Non-Steele's Accounts cannot be used to make Purchases from any Steele's Store or from any other Steele's sales channels unless and until (i) SRI in its sole discretion determines otherwise, and (ii) SRI provides Bank with sufficient prior written notice of such decision to allow Bank to take any actions needed to accommodate SRI's decision.

Ninth Amendment to Amended & Restated
Private Label Credit Card Program
Agreement between Stage/WFNB   DM 110919.9